UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2018
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

Herbjørn Hansson, Chairman
LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is management's discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited, or the Company, as of and for the nine months ended September 30, 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: November 29, 2018	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President

EXHIBIT 1
NORDIC AMERICAN TANKERS LIMITED (NYSE:NAT)

As used herein, "we," "us," "our" and "the Company" all refer to Nordic American Tankers Limited, together with its subsidiaries. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on May 15, 2018.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018

GENERAL
Nordic American Tankers Limited was formed on June 12, 1995, under the laws of the Islands of Bermuda. We were formed for the purpose of acquiring and chartering double-hull tankers. We are an international tanker company with a fleet of 25 Suezmax tankers in operation, including one newbuilding delivered in October 2018. The 25 vessels we operate average approximately 156,000 deadweight tons, or dwt, each.
Our Fleet

Vessel	Yard	Built
Nordic Freedom	Daewoo	2005
Nordic Moon	Samsung	2002
Nordic Apollo	Samsung	2003
Nordic Cosmos	Samsung	2003
Nordic Sprite	Samsung	1999
Nordic Grace	Hyundai	2002
Nordic Mistral	Hyundai	2002
Nordic Passat	Hyundai	2002
Nordic Vega	Bohai	2010
Nordic Breeze	Samsung	2011
Nordic Aurora	Samsung	1999
Nordic Zenith	Samsung	2011
Nordic Sprinter	Hyundai	2005
Nordic Skier	Hyundai	2005
Nordic Light	Samsung	2010
Nordic Cross	Samsung	2010
Nordic Luna	Universal	2004
Nordic Castor	Universal	2004
Nordic Sirius	Universal	2000
Nordic Pollux	Universal	2003
Nordic Star	Sungdong	2016
Nordic Space	Sungdong	2017
Nordic Aquarius	Samsung	2018
Nordic Cygnus	Samsung	2018
Nordic Tellus(1)	Samsung	2018
(1)	Vessel delivered during October 2018.

Recent Developments
In conjunction with delivery of the three newbuildings from Samsung shipyard, or the newbuildings, in July, August and October 2018 we have entered into final agreements for the financing of the newbuildings with Ocean Yield ASA. Two of the newbuildings were delivered in the second quarter of 2018 and the last newbuilding was delivered to us in October 2018. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three newbuildings. After delivery of each of the vessels, we entered into ten-year bareboat charter agreements.  We are obligated to purchase the vessels upon the completion of the ten-year bareboat charter agreement and also have the flexibility to purchase the vessels after sixty and eighty-four months.  The agreements are presented in our consolidated interim report as Vessels together with a financial liability. The agreements contain certain financial covenants requiring us to maintain a minimum value adjusted equity and value adjusted equity ratio; minimum liquidity; and minimum values.
On May 30, 2018, we confirmed the sale of two vessels and on July 25, 2018, we confirmed the sale of a further six pre-2000 built vessels. The cash proceeds to NAT were about $77.5 million, which included $4.0 million in inventory. We also incurred $1.8 million in commissions and other transaction costs. As such the remaining cash inflow to us was $71.7 million.

On July 25, 2018 we declared a cash dividend of $0.02 per share for the second quarter of 2018, which was paid on September 7, 2018. On November 1, 2018 we declared a cash dividend of $0.01 per share with respect to the third quarter of 2018. Payment of the cash dividend is expected to take place around December 7, 2018.

From an average of $6,000 per day per vessel earlier in 2018, spot market rates for our suezmax tankers have rebounded during the fourth quarter of 2018 and spot contracts in the main trades, as per our press release on November 13, 2018, are reported in the range from $28,300 per day to $58,200 per day.  This strong development in the market has removed a lot of uncertainty as to when the market would turn for the better. With 77% of the available trading days in the fourth quarter of 2018 concluded as of the date of this report at an average of $17,811  per day per vessel time charter equivalent, or TCE, this represents an increase of  48.4% from the average TCE achieved in the third quarter of 2018 of $12,000 per day per vessel. We expect 2019 to show improved tanker market rates compared to the rates achieved to date in 2018.

As of September 30, 2018, we have $337.5 million borrowed under our $500 million revolving Credit Facility entered into with a syndicate of lenders dated October 26, 2012, as amended, or the Credit Facility. On March 10, 2018, June 12, 2018 and September 7, 2018 we paid down $4.2 million, $1.4 million and $2.8 million, respectively, on the facility in relation to dividends paid out. In June 2018 we further repaid $10.1 million in relation to the two vessels sold and delivered in the second quarter of 2018 and in July 2018 we repaid another $27.2 million when the remaining six vessels were delivered to their new owners. From the financing of the two newbuildings delivered in the third quarter of 2018, we also repaid $8.3 million on the Credit Facility. Consequently, we have brought the outstanding amount under the Credit Facility down from $391.6 million as of December 31, 2017 to a balance of $337.5 million as of September 30, 2018. During October 2018 we repaid a further $4.2 million from the financing of the third of the newbuilding, and the outstanding balance on our Credit Facility as of the date of this report is $333.3 million.

On May 4, 2018, we entered into an amendment to the credit agreement for our existing Credit Facility modifying certain of our financial covenants until December 31, 2018.  Under the revised terms of the credit agreement, we are unable to draw further on the Credit Facility and our borrowing margin was increased to 6.0% in 2018.  We can distribute a maximum dividend of $4.3 million subject to a corresponding amount declared as dividend being repaid under the Credit Facility.

On December 20, 2017, we signed an agreement for a $375.0 million Backstop Facility. The Backstop Facility was a senior secured loan facility of up to $375.0 million, which was conditioned upon the closing of a bond offering. The Backstop Facility was available for drawing from July 1, 2018. On June 18, 2018 we announced that we decided to not proceed with a bond offering as it was considered not to be in the best interest of the shareholders of the Company. Subsequently, the Backstop facility has been cancelled and we are assessing different financing alternatives that we expect to finalize in 2018 or early 2019. Associated cost with the Backstop Facility has been expensed in full in 2018.

On November 22, 2018, we announced that we identified a purchaser for two of our pre-2000 built vessels for a total sales price including inventory of about $20.0 million.  The sale is subject to entering into a binding agreement and certain closing conditions.

The Tanker Market 2018

The tanker market rates for the first nine months of the year, as reported on the Clarksons Average Suezmax Earnings $USD/day, or the CMSE, were $9,480 per day. This is down from $14,929 and $26,922 for the first nine months of 2017 and 2016, respectively. The market rates have been impacted by new vessels entering the market. During the last 12 months ending September 30, 2018, 31 Suezmax vessels have been delivered which represents 6.3% of the current world fleet. See paragraphs above for comments on Suezmax tanker rates in the fourth quarter of 2018.

The Suezmax orderbook stood at 54 Suezmax vessels as of October 8, 2018.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Results of operations
As of September 30, 2018, and September 30, 2017 the Company had five vessels on longer term time charter agreements. Three time-charter agreements signed in 2017 have floor rates and mechanisms securing upside benefits. The remaining fleet was operated in the spot market.
NINE MONTHS ENDED SEPTEMBER 30, 2018 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2017 (UNAUDITED)
	Nine months ended September 30,
All figures in USD '000	2018	2017	Variance
Voyage Revenue	202,852	224,558	-9.7%
Voyage Expenses	(123,042)	(106,599)	15.4%
Vessel Operating Expenses	(62,703)	(65,339)	-4.0%
General and Administrative Expenses	(10,675)	(8,556)	24.8%
Depreciation Expense	(44,924)	(76,172)	-41.0%
Impairment Loss on Vessels	(2,168)	-	N/A
Gain (Loss) Disposal of Vessels	(3,357)	-	N/A
Net Operating Income (Loss)	(44,017)	(32,108)	37.1%
Interest Income	250	265	-5.7%
Interest Expense	(24,055)	(14,022)	71.6%
Other Financial Expense	(13,512)	(289)	4,575.4%
Equity Loss from Associate	(3,506)	(7,450)	-52.9%
Net Income (Loss)	(84,840)	(53,604)	58.3%

The following table reconciles our net voyage revenues to voyage revenues and the corresponding number of revenue days.
	Nine months ended September 30,
All figures in USD '000 except TCE rate per day	2018	2017	Variance
Voyage Revenue	202,852	224,558	-9.7%
Less Voyage Expenses	(123,042)	(106,599)	15.4%
Net Voyage Revenue	79,810	117,959	-32.3%
Vessel Calendar Days (1)	7,523	8,132	-7.5%
Less Off-hire Days (2)	(258)	(782)	-67.0%
Total TCE days	7,265	7,350	-1.2%
TCE Rate per day	10,986	16,048	-31.5%

(1)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(2)
Scheduled off-hire is 177 and 668 days for the nine-month period in 2018 and 2017, respectively.
Time Charter Equivalent, or the TCE, Rate per day results from Net Voyage Revenue divided by Total TCE days.

The decline in voyage revenues of 9.7% was caused by a decrease in the rates obtained in the market (for further information see the section above entitled "Recent Developments" and "The Tanker Market 2018").
The increase in voyage expenses of 15.4% was primarily caused by an increase in bunker prices.
The 4.0% reduction in vessel operating expenses is primarily due to less vessel days mainly as a consequence of the sale of vessels in 2018.
General and administrative expenses have increased by 24.8%. This is primarily due to increase in staff cost.
Depreciation expenses decreased by 41.0%. The decrease is primarily due to vessels sold and the reduction in number of vessels in our fleet.
The increase in interest expenses of 71.6% is due to an increase in interest rate on the Credit Facility compared to the same period last year and interest incurred for the additional borrowing related to financing of the vessels delivered in 2018.
Other Financial expense has increased by 4,575.4% mainly due to the cancellation of the Backstop Facility and expensing the associated fees related to entering into this facility.
Equity loss from Associate decreased by 52.9%. The losses relate to the investment in NAO, which is recognized under the equity method of accounting. The decrease is primarily due to a dilution loss of $3.4 million from NAO's sale of securities below the Company's cost basis, recognized in the first nine months of 2017.
Liquidity and Capital Resources
Net cash used by operating activities decreased to $25.4 million for the nine months ended September 30, 2018 from $37.0 million provided for the nine months ended September 30, 2017. The decrease in cash provided by operating activities is mainly due to a reduction in the average rates achieved by our fleet in 2018.
Net cash provided by/(used) in investing activities increased to $67.7 million for the nine months ended September 30, 2018 from ($46.9) million for the nine months ended September 30, 2017. The increase in cash flows provided by/(used) in investing activities is primarily due to proceeds from sale of vessels in 2018 and a reduction in cash investment in vessels.

Net cash used in financing activities increased to $55.1 million for the nine months ended September 30, 2018, compared to $51.2 million for the nine months ended September 30, 2017. The increase is due to repayment of $54.2 million on the Credit Facility in 2018 offset by a reduction in dividends distributed by $42.7 million and $8.3 million in proceeds from financing of the newbuildings.

Credit Facility
On October 26, 2012, we entered into a $430 million revolving Credit Facility with a syndicate of lenders in order to refinance our existing Credit Facility, fund future vessel acquisitions and for general corporate purposes. Effective January 2016 the Company and the lenders agreed to increase the Credit Facility to $500 million. The Credit Facility matures in December 2020. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and we pay a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. There are no mandatory repayments of principal during the term of the Credit Facility, and we pay interest only on drawn amounts and a commitment fee on undrawn amounts. We had $337.5 million and $391.6 million borrowed as of September 30, 2018 and December 31, 2017, respectively.

On May 4, 2018, we entered into an amendment to the credit agreement for our Credit Facility modifying certain of our financial covenants until December 31, 2018. We are in compliance with the revised terms as of September 30, 2018, and as at the date of this report.

Financing of Newbuildings
On December 1, 2017, we announced our final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our newbuildings with a subsidiary of Ocean Yield ASA. The three newbuildings were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three newbuildings. Net proceeds received from Ocean Yield ASA has been used to pay down the drawn amount on the Credit Facility. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreement, but also have the flexibility to purchase the vessels after sixty and eighty-four months. The financing agreement contains certain financial covenants requiring us to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%; a minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

As of September 30, 2018 we had taken delivery of two of the vessels and the outstanding amount under this financing arrangement is $85.6 million, where $4.8 million is presented as Current Portion of Long Term Debt.

Liquidity outlook

We perform cash flow projections on a regular basis to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and our compliance with financial and security ratios under the existing and potential future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.

We also take into account management plans that could include selling vessels, raising capital through public and private offerings and securing new long-term bank borrowings and other debt.  We are assessing alternative financing arrangements for our outstanding balance under our Credit Facility.

The Company believes that the current cash and cash equivalents and the cash expected to be generated from operations and the implementation of the plans of management will be sufficient to meet the working capital needs and covenant requirements of the Company for the next 12 months from the date of this report.

Contractual Obligations
Our significant contractual obligations as of September 30, 2018, consist of our obligations as borrower under our Credit Facility, our obligations under the financing agreements for the newbuildings and our obligations related to deferred compensation agreements with our former Executive Vice President and Chief Financial Officer, and our Chairman, President and Chief Executive Officer.
The following table sets out long-term financial, commercial and other obligations outstanding as of September 30, 2018 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Revolving Credit Facility (1)	337,484	-	337,484	-	-
Repayments of obligations related to capital leases (2)	85,602	4,810	10,310	11,268	59,214
Interest Payments (3)	76,630	23,877	27,711	9,473	15,568
Commitment Fees (4)	3,544	1,990	1,554	-	-
Vessels to be Delivered (5)	38,990	38,990	-	-	-
Deferred Compensation Agreement (6)	15,860	-	1,320	1,320	13,220
Total	558,110	69,667	378,379	22,061	88,003

Notes:
(1)	Refers to our obligation to repay indebtedness outstanding of the Credit Facility as of September 30, 2018.
(2)	Refers to the charter hire payable to Ocean Yield related to the BB agreements
(3)
Refers to estimated payments over the term of the indebtedness outstanding on the Credit Facility and capital lease obligations as of September 30, 2018. Estimate based on current interest rates and drawn amount on Credit Facility.

(4)	Refers to estimated commitment fees over the term of the indebtedness outstanding on the Credit Facility as of September 30, 2018. Estimate based on current rate and undrawn amount.
(5)
Refers to obligation to pay for one newbuilding contract for vessel to be delivered in October 2018. Subject to the same financing arrangement as the first two newbuildings delivered in the third quarter of 2018.

(6)	Refers to our estimated deferred compensation agreement payable to the Company's CEO and former CFO as of September 30, 2018.

Executive Employment Agreements
As of September 30, 2018, we have employment agreements with Herbjørn Hansson, our Chairman, President and Chief Executive Officer and Bjorn Giaever our Chief Financial Officer. Mr. Hansson does not receive any additional compensation for his services as the Chairman of the Board. The aggregate compensation of our executive officers during the nine months ended September 30, 2018 was approximately $2.0 million. Under certain circumstances, the employment agreement may be terminated by Mr. Hansson or the Company upon six months' written notice to the other party.
Equity Incentive Plan

In 2011, the Board of Directors approved an incentive plan ("the 2011 Equity Incentive Plan") under which common shares were reserved for issuance and allocated among employees and members of the Board.

In December 2015, we amended and restated the 2011 Equity Incentive Plan to reserve an additional 137,665 shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. The holders of the shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period.

As of December 31, 2017, a total number of 138,665 common shares were allocated among 26 employees.

26,500 shares have vested in 2018 and as of September 30, 2018, a total number of 112,165 common shares were allocated among 26 employees. We are holding 22,000 treasury shares.

A copy of the Amended and Restated 2011 Equity Incentive Plan was filed as Exhibit 4.14 to the annual report on Form 20-F.

Deferred and defined benefit plans

Our Chairman, President and Chief Executive Officer and our former Executive Vice President and Chief Financial Officer have individual deferred compensation agreements. We had a restricted deposit account for securing the financing of our CEO's deferred compensation liability, where the restriction was lifted in 2017. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. After the resignation of our former CFO, no further rights accrue related to this agreement.

Employees of the subsidiaries Scandic American Shipping Ltd. (European Branch) and NAT Chartering AS are members of a defined benefit plan under arrangements and terms common for Norwegian employees. The assets and liabilities of the plan are not material to the financial statements of the Company.

Nordic American Tankers Ltd – Unaudited interim condensed consolidated financial statements as of September 30, 2018
Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2018 and 2017 (Unaudited)
All figures in USD '000, except share and per share amount

	Nine Months Ended September 30,
	2018	2017
Voyage Revenues	202,852	224,558
Voyage Expenses	(123,042)	(106,599)
Vessel Operating Expenses	(62,703)	(65,339)
General and Administrative Expenses	(10,675)	(8,556)
Depreciation Expense	(44,924)	(76,172)
Impairment Loss on Vessels	(2,168)	-
Gain (Loss) Disposal of Vessels	(3,357)	-
Net Operating (Loss) Income	(44,017)	(32,108)

Interest Income	250	265
Interest Expense	(24,055)	(14,022)
Other Financial Expense	(13,512)	(289)
Total Other Expenses	(37,317)	(14,046)
Net (Loss) Income Before Income Taxes and Equity Loss	(81,334)	(46,154)
Income Tax Expense	-	-
Equity Loss from Associate	(3,506)	(7,450)
Net (Loss)/Income	(84,840)	(53,604)

Basic (Loss)/Earnings per Share	(0.60)	(0.53)
Diluted (Loss)/Earnings per share	(0.60)	(0.53)
Basic Weighted Average Number of Common Shares Outstanding	141,969,666	101,969,666
Diluted Weighted Average Number of Common Shares Outstanding	141,969,666	101,969,666
Cash Dividends declared per share	0.06	0.50
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2018 and 2017 (Unaudited)
All figures in USD '000
	Nine Months Ended September 30,
	2018	2017
Net (Loss)/Income	(84,840)	(53,604)
Other Comprehensive Income
Translation Differences	15	149
Unrealized (Loss) Gain on Defined Benefit plan	75	0

Total Other Comprehensive Income	90	149
Total Comprehensive (Loss)/Income	(84,750)	(53,455)
The accompanying notes are an integral part of these condensed consolidated financial statements.

condensed Consolidated Balance Sheets as of September 30, 2018, and December 31, 2017 (Unaudited)
All figures in USD '000, except share and per share amounts
	September 30, 2018	December 31, 2017
Assets
Current Assets
Cash and Cash Equivalents	45,529	58,359
Accounts Receivable, Net	20,387	21,699
Accounts Receivable, Related Party	607	775
Prepaid Expenses	3,381	3,376
Inventory	20,358	23,086
Voyages in Progress	15,808	15,308
Other Current Assets	4,165	4,384
Total Current Assets	110,235	126,987

Non-current Assets
Vessels, net	934,620	935,813
Deposits paid for Vessels	16,710	50,130
Investment in Nordic American Offshore Ltd	8,359	12,164
Other Non-current Assets	231	15,969
Total Non-current Assets	959,920	1,014,076
Total Assets	1,070,155	1,141,063

Liabilities and Shareholders' Equity
Current Liabilities
Accounts Payable	4,648	3,218
Accrued Voyage Expenses	6,996	10,873
Accrued Liabilities	9,397	11,239
Current portion of Long Term Debt	4,654	0
Total Current Liabilities	25,695	25,330
Long-term Debt	414,372	388,855
Deferred Compensation Liability	16,068	15,814
Total Non-Current Liabilities	430,440	404,669

Commitments and Contingencies

Shareholders' Equity
Common Stock, par value $0.01 per Share; 180,000,000 shares authorized, 141,969,666 shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	1,420	1,420
Additional Paid-in Capital	123,734	123,439
Contributed Surplus	788,300	796,817
Accumulated other comprehensive loss	(1,097)	(1,187)
Accumulated Deficit	(298,337)	(209,425)
Total Shareholders' Equity	614,020	711,064
Total Liabilities and Shareholders' Equity	1,070,155	1,141,063

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows for the Nine Months Ended, September 30, 2018, and 2017 (Unaudited)
All figures in USD '000
	Nine Months Ended September 30,
	2018	2017
Cash Flows from Operating Activities
Net (Loss)/Income	(84,840)	(53,604)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	44,924	76,172
Impairment of Vessels	2,168	0
Gain (Loss) on Disposal of Vessels	3,357	0
Equity Loss from Associate	3,506	7,450
Dry-dock Expenditures	(4,788)	(14,933)
Amortization of Deferred Finance Costs	14,350	1,045
Deferred Compensation Liability	254	243
Share-based Compensation	311	403
Other, net	116	395
Changes in Operating Assets and Liabilities:
Accounts Receivables	1,358	(2,149)
Accounts Receivables, Related Party	122	(86)
Inventory	2,727	(517)
Prepaid Expenses and Other Current Assets	1,057	(114)
Accounts Payable and Accrued Liabilities	(4,238)	838
Voyages in Progress	(5,792)	21,899
Net Cash (Used)/Provided by Operating Activities	(25,408)	37,042
Cash Flows from Investing Activities
Investment in Vessels	(4,308)	(37,744)
Proceeds from Sale of Vessels	71,722	0
Investment in Nordic American Offshore	0	(10,000)
Dividends received from Associate	300	841
Net Cash (Used)/Provided in Investing Activities	67,714	(46,903)

Cash Flows from Financing Activities
Payments for Issuance of Common Stock	(16)	(47)
Proceeds from Vessel financing	8,328	0
Repayment of Credit Facility	(54,157)	0
Repayment of newbuilding financing	(733)	0
Dividends Paid	(8,517)	(51,168)
Net Cash (Used)/Provided by Financing Activities	(55,095)	(51,215)

Net Increase (Decrease) in Cash and Cash Equivalents	(12,789)	(61,076)
Release of Long-term Deposits	0	10,000
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(41)	53
Cash and Cash Equivalents at the Beginning of Period	58,359	82,170
Cash and Cash Equivalents at the End of Period	45,529	31,147

Cash Paid for Interest, Net of Amounts Capitalized	(22,437)	(11,604)
The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Shareholders' Equity for the Nine Months ended September 30, 2018 and 2017 (Unaudited)
All figures in USD '000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/(Accumulated deficit)	Total Shareholders' Equity
Balance at January 1, 2017	101,969,666	1,020	235,050	640,472	(1,037)	(4,456)	871,049
Net (Loss)/Income	-	-	-	-	-	(53,604)	(53,604)
Equity Issuance Cost	-	-	(47)	-	-	-	(47)
Share based compensation	-	-	403	-	-	-	403
Other comprehensive income	-	-	-	-	149	-	149
Dividends Paid	-	-	-	(56,078)	-	-	(56,078)
Balance at September 30, 2017	101,969,666	1,020	235,406	584,394	(888)	(58,060)	761,872

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/ (Accumulated deficit)	Total Shareholders' Equity
Balance at January 1, 2018	141,969,666	1,420	123,439	796,817	(1,187)	(209,425)	711,064
Effect of change in accounting policy	-	-	-	-	-	(4,072)	(4,072)
Adjusted balance at January 1, 2018	141,969,666	1,420	123,439	796,817	(1,187)	(213,497)	706,992
Net (Loss)/ Income	-	-	-	-	-	(84,840)	(84,840)
Common Shares Issued – Equity Incentive Plan	-	-	(16)	-	-	-	(16)
Share based compensation	-	-	311	-	-	-	311
Common Shares Issued	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	90	-	90
Dividends Paid	-	-	-	(8,517)	-	-	(8,517)
Balance at September 30, 2018	141,969,666	1,420	123,734	788,300	(1,097)	(298,337)	614,020

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
Notes to the Condensed Consolidated Financial Statements
1. INTERIM FINANCIAL DATA
The unaudited condensed consolidated interim financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the "Company") have been prepared on the same basis as the Company's annual financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2017.
2. SIGNIFICANT ACCOUNTING POLICIES
A summary of the Company's significant accounting policies is identified in note 2 of the Company's annual financial statements for the year ended December 31, 2017 included in the Company's Annual Report on Form 20-F, with the exception of certain changes noted below.
Leases
The Company charters-in certain vessels under leasing agreements. Leases of vessels, where the Company has substantially all the risks and rewards of ownership, are classified as capital leases. Each lease payment is allocated between liability and interest expense to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged as Interest expense over the lease period.

Accounting standards implemented in 2018
Effective January 1, 2018, the Company adopted ASC 606 Revenue from Contracts with Customers, which superseded nearly all existing revenue recognition guidance under U.S. GAAP, applying the modified retrospective method. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. The Company has applied the cumulative-effect model to all contracts that were not completed at the date of initial application.
For vessels operating on spot charters, voyage revenues are recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs. Reference is also made to note 2 in the Annual Report on Form 20-F for 2017.
The implementation of this standard resulted in a reduction of accrued revenues of $5.3 million, a reduction of accrued voyage expenses of $0.6 million and recognition of capitalized spot charter contract fulfilment cost of $0.6 million, with the net effect of $4.1 million being recorded as an increase of Accumulated deficit per January 1, 2018. As of September 30, 2018 the closing balance of assets recognized from the costs to obtain or fulfil a contract was $0.7 million. Further, we are operating a fleet of suezmax tankers organized as one segment. Consequently, the Company does not disaggregate revenue recognized from contracts with customers. Our voyage contracts have a duration of one year or less and we applied the exemption related to disclosure of remaining performance obligations.
The effects of the adoption of ASC 606 Revenue from Contracts with Customers has resulted in the following changes to our condensed consolidated balance sheet, condensed consolidated statement of operations and condensed consolidated statement of cash flows for the nine-months period ended September 30, 2018:

Effect on the condensed consolidated balance sheet
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
ASSETS
Total Current assets	110,235	2,964	113,199
Voyages in Progress	15,808	3,731	19,539
Prepaid expenses	3,381	(767)	2,614
Total Non-Current assets	959,920	0	959,920
TOTAL ASSETS	1,070,155	2,964	1,073,119
EQUITY AND LIABILITIES
Total shareholders' equity	614,020	2,456	616,476
Total Current liabilities	25,695	508	26,203
Accrued Voyage Expenses	6,996	508	7,504
Total Non-Current liabilities	430,440	0	430,440
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,070,155	2,964	1,073,119

Effect on the condensed consolidated statement of operations
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
Voyage Revenues	202,852	(1,561)	204,413
Voyage Expenses	(123,042)	(55)	(122,987)
Net Operating (Loss) Income	(44,017)	(1,616)	(42,401)
Net (Loss)/Income*	(84,840)	(1,616)	(83,224)
Total Comprehensive (Loss)/Income	(84,750)	(1,616)	(83,134)
* Basic (Loss)/Earnings per Share is impacted by $(0.01)

Effect on the condensed cash flow statement
In thousands of USD	As reported	Adjustments	Amounts before ASC606 adoption
Net (Loss) Income	(84,840)	(1,616)	(83,224)
Voyages in Progress	(5,792)	1,561	(4,231)
Prepaid Expenses and Other Current Assets	1,057	(109)	(948)
Accounts Payable and Accrued Liabilities	(4,238)	164	(4,074)
Net Cash (Used)/Provided by Operating Activities	(25,408)	-	(25,408)

No other new accounting policies have been adopted since December 31, 2017.
Recent account pronouncements:
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted. Further, the FASB issued ASU 2018-11, Leases (Topic 842) in July 2018 related to optional transition method for implementing ASC 842. The Company has performed a preliminary assessment of the impact from implementation of this standard and do not expect any material changes to its capital leases of vessels. At this stage, the Company has identified certain office lease contracts that is expected to result in right-of-use assets and a lease liability.

In August 2018, the FASB issued ASU 2018-14, Defined Benefit Plans (ASC 715), which amends ASC 715 to add, remove, and clarify disclosure requirements related to defined benefit pension and other postretirement plans. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2020 and early adoption is permitted. Management does not expect the adoption of this accounting standard to have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (ASC 820), which changes the fair value measurement disclosure requirements. The new disclosure requirements are: (1) changes in unrealized gains or losses included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period; and (2) the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The standard will be effective for the first reporting period within annual periods beginning after December 15, 2019 and early adoption is permitted. Management does not expect the adoption of this accounting standard to have a material impact on the Company's consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

Nordic American Offshore Ltd ("NAO"):
In December 2013, Scandic American Shipping Ltd. ("Scandic"), a subsidiary of the Company, entered into a management agreement with NAO for the provision of administrative services as requested by NAO management.  For services under the management agreement, Scandic receives a management fee of $100,000 per annum for 2018 and 2017, and is reimbursed for costs incurred in connection with its services.  Scandic also receives reimbursement for a portion of the operational costs such as salary and office rent, among others, incurred by Scandic, which are allocated to NAO.  For the nine months ended September 30, 2018 and 2017, the Company recognized an aggregate of $1.8 million and $1.8 million, respectively, for such costs incurred which was included in General and Administrative Expenses.

4. LONG-TERM DEBT AND LIQUIDITY

Credit Facility

In 2012, the Company entered into a $430 million revolving credit facility, which in 2015 was increased to $500 million, with a syndicate of lenders in order to refinance its existing credit facility, fund future vessel acquisitions and for general corporate purposes (the "Credit Facility"). Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin and the Company pays a commitment fee, which is a percentage of the applicable margin, on any undrawn amounts. The maturity of the Credit Facility is December 2020. There are no repayment requirements before maturity on the Credit Facility.

In connection with the expansion of the Credit Facility, the Company incurred $4.6 million in deferred financing costs in 2015, which is amortized over the term of the loan and presented net of the outstanding loan balance.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company's vessels and assignments of earnings and insurance. Under the Credit Facility, the Company is subject to certain covenants requiring among other things, the maintenance of (i) a minimum amount of value adjusted equity; (ii) a minimum value adjusted equity ratio; (iii) a minimum level of liquidity, (iv) positive working capital; and (v) a required security ratio of vessel values to draw on the facility. The security ratio and the market cap to value adjusted total assets ratio are based on the fair market value of vessels, compared to drawn amount on the Credit Facility. The Credit Facility also includes customary events of default including non-payment, breach of covenants, insolvency, cross default and material adverse change. A breach of any of these covenants would, unless waived, result in that the Credit Facility being callable by the lenders.

As of September 30, 2018, and December 31, 2017, the Company had $337.5 and $391.6 million drawn under its Credit Facility, respectively. The estimated fair value for the long-term debt is considered to be approximately equal to the carrying value since it bears spread and a variable interest rate.

As of December 31, 2016, the Company was in default with the minimum security ratio of vessel value debt covenant of the Credit Facility. A waiver was obtained lowering the required ratio to a level where the Company was in compliance. This waiver was effective until May 31, 2018. The waiver has subsequently been modified and amended.

On May 4, 2018 the Company entered into an amendment to the credit agreement for the Credit Facility modifying certain of the financial covenants until December 31, 2018, lowering the required security ratio to 135%, lowering the liquidity covenant to $15.0 million (original requirements to be reinstated upon delivery of the first newbuilding), the minimum market cap ratio to $200.0 million and the minimum market cap to value adjusted total assets from 45% to 25% for the remaining duration of the waiver. Under the revised terms of the credit agreement, the Company is unable to draw further on the Credit Facility and the margin is increased to 6.0% from January 1, 2018. The Company can distribute a maximum dividend of $0.03 per share or $4.3 million in the aggregate, subject to a corresponding amount being repaid under the Credit Facility. Further, until December 31, 2018, half of any proceeds received by the Company from the sale of equity, up to $75.0 million, must be used to repay the Credit Facility.

As of September 30, 2018 and as of the date of the issuance of this report, the Company is in compliance with the modified terms under the Credit Facility and the loan is not considered currently callable.

On March 10, 2018, June 12, 2018 and September 7, 2018 the Company repaid $4.2 million, $1.4 million and $2.8 million, respectively, on the Credit Facility in relation to dividends paid out. In June 2018, the Company further repaid $10.1 million in relation to the two vessels sold and delivered in the second quarter of 2018 and in July 2018 the Company repaid another $27.2 million when the remaining six vessels were delivered to their new owners. As part of the financing of the two newbuildings delivered in the third quarter of 2018, the Company also repaid $8.3 million on the Credit Facility. Consequently, the outstanding amount under the Credit Facility has been reduced from $391.6 million as of December 31, 2017 to $337.5 million as of September 30, 2018. Subsequent to September 30, 2018 a further repayment of $4.2 million has been done and the outstanding balance as of the date of this report is $333.3 million.

The Company signed on December 20, 2017 an agreement for a financing facility, or the Backstop Facility. The financing facility was providing for a senior secured loan facility of up to $375.0 million. The Backstop Facility was available for drawing from July 1, 2018. On June 18, 2018 the Company announced that it had decided to not proceed with a bond offering as it was considered not to be in the best interest of the shareholders of the Company. Subsequently, the Backstop facility that was not intended to be utilized with its associated terms has been cancelled and we are assessing different financing alternatives that we expect to finalize in 2018 or early 2019. Consequently, associated fees of $13.1 million has been expensed in full.

Financing of Newbuildings

On December 1, 2017, the Company announced the final agreements for the financing of the outstanding commitments of $39.0 million per ship, due on delivery, for our newbuildings with a subsidiary of Ocean Yield ASA. The three newbuildings were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three newbuildings and paid the remaining payment obligations to Samsung. Net proceeds of $8.3 million received from Ocean Yield ASA has been used to pay down the drawn amount on the Credit Facility. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase the vessels upon the completion of the ten-year bareboat charter agreement, but also have the option to purchase the vessels after sixty and eighty-four months. The financing has an effective interest rate of 7.28% and carries a floating LIBOR element that is subject to annual adjustment. The financing agreements contains certain financial covenants requiring us to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%; a minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

As of September 30, 2018 the Company had taken delivery of two of the vessels and the outstanding amount under this financing arrangement is $85.6 million, where $4.8 million is presented as Current Portion of Long Term Debt. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance.
Liquidity Outlook

The Company performs cash flow projections on a regular basis to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and its compliance with financial and security ratios under the existing and potential future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels' future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.

The Company also takes into account management plans that could include selling vessels, raising capital through public and private offerings and securing new long-term bank borrowings and other debt.  The Company has secured financing for the newbuildings and is assessing alternative financing arrangements for the outstanding balance under the Credit Facility.

The Company believes that the current cash and cash equivalents and the cash expected to be generated from operations and the implementation of the plans of management will be sufficient to meet the working capital needs and covenant requirements of the Company for the next 12 months from the date of this report.

5. VESSELS
Vessels, net, consist of the carrying value of 24 vessels and 30 vessels as of September 30, 2018 and December 31, 2017, respectively. Vessels, Net, includes capitalized unamortized drydocking costs.
Depreciation is calculated based on cost less estimated residual value of $8.0 million (2017: $4.0 million) per vessel over the estimated useful life of the vessel using the straight-line method. The estimate has been updated after observation of a longer period with steel prices obtained for retired Suezmax tankers above our previous estimate and the effect of this change in estimate as of January 1, 2018 has resulted in reduced depreciation charges of $8.1 million for the period ended September 30, 2018. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard.
All figures in USD '000	January 1 -September 30, 2018		January 1 - December 31, 2017
Vessels as of January 1	1,769,967		1,700,040
Additions Vessels	114,188		69,927
Disposals Vessels	(548,435)		-
Drydocking as of January 1	119,303		99,153
Additions Drydocking	7,006		20,150
Disposals Drydocking	(68,043)		0
Total Vessels and Drydocking	1,393,985		1,889,270
Less Accumulated Depreciation	(440,237	)*	(842,977)
Less Accumulated Impairment Loss on Vessels	(19,128	)**	(110,480)
Vessels, net	934,620		935,813
*Depreciation charges of $447.2 million related to vessels disposed of in 2018 is excluded
** Impairment charges of $2.2 million related to vessels disposed of in 2018 is excluded

For the nine months ended September 30, 2018, the Company paid $4.8 million in drydocking charges, compared to $14.9 million for the nine months ended September 30, 2017. The Company has disposed of 8 vessels in the period ending September 30, 2018, which resulted in a net loss of $3.4 million. The vessels were delivered to their new owners in June and July 2018. The cash proceeds to the Company were about $77.5 million, which included $4.0 million in inventory. We also incurred $1.8 million in commissions and other transaction costs. As such the remaining cash inflow to the Company was $71.7 million.

Impairment Loss on Vessels
The Company reviewed its assets for impairment on an asset by asset basis. In determining whether the assets are recoverable, the Company compared the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value. As of September 30, 2018 it was determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and no impairment was recorded. The Company recorded an impairment charge of $2.2 million in the second quarter of 2018 related to the six vessels disposed of in July 2018. The impairment charge was based on the agreed sales price of the vessels agreed prior to June 30, 2018. The Company recorded an impairment loss of $110.5 million for the year ended December 31, 2017.

In developing estimates of future undiscounted cash flows, we made assumptions and estimates based on historical trends as well as future expectations. The most important assumption in determining undiscounted cash flows are the estimated freight rates. Freight rates are volatile and the analysis is based on market rates obtained from third parties, in combination with historical achieved rates by the Company.

6. OTHER NON-CURRENT ASSETS
All amounts in USD '000	September 30, 2018	December 31, 2017
Fixture, furniture and Equipment	159	169
Arrangement fees Backstop facility and financing of newbuildings	-	15,484
Other	72	316
Total	231	15,969

7. ACCRUED LIABILITIES
All amounts in USD '000	September 30, 2018	December 31, 2017
Accrued Interest	2,475	1,031
Accrued Expenses	6,922	10,208
Total	9,397	11,239

8. SHARE-BASED COMPENSATION PLANS

2011 Equity Incentive Plan

In 2011, the Board of Directors established an incentive plan involving a maximum of 400,000 shares of which all shares were allocated among the management of the Company and the members of the Board of Directors.

In December 2015, the Board of Directors amended and restated the 2011 Equity Incentive Plan to reserve additional shares for issuance to persons employed in the management of the Company and members of the Board of Directors under the same terms as the original plan. The holders of the shares are entitled to voting rights as well as to receive dividends paid during the trade restriction period. On January 8, 2016, all shares reserved under the Amended and Restated 2011 Equity Incentive Plan were issued.

As of September 30, 2018, a total number of 112,165 common shares has been allocated among 26 employees.

The compensation expense is recognized on a straight-line basis over the vesting period and is recorded as part of General and Administrative expenses. The total compensation expense related to shares under the plan was $0.3 million and $0.4 million for the nine months ended September 30, 2018 and September 30, 2017, respectively.

The tables below summarize the Company's stock awards as of September 30, 2018:

	Restricted shares – Employees	Weighted-average grant-date fair value - Employees
Non-vested at January 1, 2018	138,665	$13.55
Granted during the year	-	-
Vested during the year	(26,500)	$9.84
Forfeited during the year	-	-
Non-vested at September 30, 2018	112,165	$14.43
9. EARNINGS PER SHARE
Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and the impact of potentially dilutive common stock equivalents were excluded as their effects would be anti-dilutive.

	Nine months ended September 30,
All figures in USD '000 except share and per share amounts	2018	2017
Numerator
Net (Loss)/Income	(84,840)	(53,604)
Denominator
Basic – Weighted Average Common Shares Outstanding	141,969,666	101,969,666
Dilutive – Weighted Average Common Shares Outstanding	141,969,666	101,969,666
Earnings per Common Share
Basic	(0.60)	(0.53)
Diluted	(0.60)	(0.53)
10. COMMITMENTS AND CONTINGENCIES

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.
No claims have been filed against the Company for the nine months ended September 30, 2018 or the fiscal year 2017, and the Company has not been a party to any legal proceedings for the nine months ended September 30, 2018 or the year ended December 31, 2017.

11. SUBSEQUENT EVENTS

On November 1, 2018, the Company declared a cash dividend of $0.01 per common share for the third quarter of 2018.

On October 25, 2018, the Company took delivery of its third newbuilding, Nordic Tellus, from Samsung Shipbuilding in South Korea. The Company simultaneously entered into a final and binding financing agreement with Ocean Yield ASA on the same terms as for the two newbuildings delivered in the third quarter of 2018. See further info in note 4. As part of this, the Company also repaid $4.2 million on the Credit Facility.

On November 22, 2018, the Company announced that it identified a purchaser for two of its pre-2000 built vessels for a total sales price including inventory of about $20.0 million. The sale is subject to entering into a binding agreement and certain closing conditions.

On November 23, 2018, our equity method investee, Nordic American Offshore Ltd announced that its previously announced business combination with Horizon Maritime Services Ltd would not be moving forward.  The share price of NAO subsequently declined.  In the third quarter of 2018 Earnings Release, NAO also announced that the weak offshore supply market has put a strain on its cash liquidity, and NAO is working on addressing the short-term liquidity needs.  As of September 30, 2018, NAO was in breach with certain covenants under its Revolving Credit Facility, causing it to classify its debt as current.  NAO announced that it is working to rectify the matter.

*   *   *   *
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.